SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of, May 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 25, 2009	Notice of Partial Amendment of Articles of Incorporation

2	May 25, 2009	Considerations and Policies Regarding Minimum Stock Trading Unit Reduction

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: May 26, 2009

EXHIBIT 1
May 25, 2009
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Notice of Partial Amendment of Articles of Incorporation
     Wacoal Holdings Corp. hereby announces that it has adopted a resolution at a meeting of its Board of Directors held on May 25, 2009 to propose certain amendments of its Articles of Incorporation to its 61st Ordinary General Meeting of Shareholders to be held on June 26, 2009.
     This notice incorporates the proposed amendments of the Articles of Incorporation for which notice was given on May 8.
1.   Reason for the Amendments
(1)
In light of the spread of the Internet, we will amend Article 5 (Method of Public Notice) of the current Articles of Incorporation in order to change our method of public notices to electronic format for improved convenience and streamlined public notice procedures. In addition, where electronic public notice is not possible, we will specify the method of public notice.

(2)
The Act Partially Amending Acts, etc., Concerning Transfer of Bonds, etc., in Order to Streamline Settlement for Transaction of Shares and Other Securities (Law No. 88 of 2004) promulgated on June 9, 2004 was implemented on January 5, 2009, and all listed shares were changed to book-entry transfer shares (so called “electronic share certificate system”). In response to this, we will delete those provisions of our Articles of Incorporation conditioned upon the existence of share certificates as well as provisions regarding beneficial shareholders and the beneficial shareholder register, in addition to making other required amendments.

(3)	We will establish supplementary provisions Articles 1 and 2 to stipulate interim measures relating to the electronic share certificate system.

(4)
In order to introduce a system for additional purchases for shares constituting less than one full trading unit for improved shareholder convenience, we will add a new provision to this effect in amended Article 9, and additionally add Article 8(4) stipulating the rights of shareholders holding shares constituting less than one full trading unit.

(5)
In connection with the stipulation in “Matters relating to the Determination of the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers)” proposed in Item 5 of the agenda for the general meeting of shareholders, according to which the Independent Committee can recommend to the Board of Directors that such matter be placed on the agenda at the general meeting of shareholders, where it determines that it is appropriate to obtain a resolution by the general meeting of shareholders for implementation of a gratis allocation of share acquisition rights, we will amend Article 16 of the current Articles of Incorporation “Matters to be Resolved at General Meetings of Shareholders”, so that matters relating to the gratis allocation of share acquisition rights can be passed by the general meeting of shareholders.

(Note:
For details regarding the defensive measures against takeovers, please see the announcement regarding “Determination of the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers),” which was announced on May 8, 2009.

(6)	In addition to the above, we will also insert, delete, amend or revise provisions or language as necessary.
2.   Details of the Amendment of the Articles of Incorporation
     The details of the amendment are as follows.
(Parts to be amended are underlined.)

Current Provision	Proposed Amendment
Article 5 (Method of Public Notice) Public notices of the Company shall be given in the Nihon Keizai Shimbun.
Article 5 (Method of Public Notice) Public notices of the Company shall be electronic public notices; provided that, where notice cannot be given by electronic public notice due to an accident or unavoidable event, it shall be given in the Nihon Keizai Shimbun.

Article 7 (Issuance of Stock Certificates) The Company shall issue stock certificates representing shares of the Company.	(Deleted.)
Article 8 (Number of Shares Constituting One Unit and Non-issuance of Shares not Constituting One Unit)	Article 7 (Number of Shares Constituting One Unit)
1. The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.	(Same as present.)

2. Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit of shares unless otherwise stipulated in the Share Handling Regulations of the Company.

(Deleted.)

Article 9 (Rights Concerning Shares Constituting Less Than One Full Unit)	Article 8 (Rights Concerning Shares Constituting Less Than One Full Unit)

The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning held shares constituting less than one full unit:

(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;
(2)  the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;
(3)  the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.
[Newly added.]

The shareholders of the Company may not exercise any rights except for the rights set forth below concerning shares constituting less than one full unit:

(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;
(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;
(3)  the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held;
(4)  the right to make claims as stipulated in the following article

[Newly added.]	Article 9 (Additional Purchase of Shares Constituting Less Than One Full Trading Unit)

Shareholders of the Company may demand the sale of shares in the number of units that together with the number of shares held by the Shareholder constituting less than one full trading unit will constitute the number of shares equal to a full trading unit pursuant to the Share Handling Regulations.

Article 10 (Transfer Agent)	Article 10 (Transfer Agent)
1. (Provision omitted.)	1. (Same as present.)
2. (Provision omitted.)	2. (Same as present.)

3. The shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register, the register of stock acquisition rights and the register of lost shares of the Company.

3. The shareholders’ register and the register of stock acquisition rights of the Company shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register and the register of stock acquisition rights of the Company.

Article 16 (Matters to be Resolved at General Meetings of Shareholders)	Article 16 (Matters to be Resolved at General Meetings of Shareholders)

1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

(Newly added.)
     2. The Company may decide on matters concerning a gratis allocation of Share Acquisition Rights by resolution of the general meeting of shareholders or by resolution of the Board of Directors based on delegation by resolution of the general meeting of shareholders.

(Newly added.)
     3. In the event that the Company decides on the matters concerning a gratis allocation of Share Acquisition Rights pursuant to the preceding paragraph as part of the Measures against the Acquisition of a Substantial Shareholding of the Company, the Company may set forth details of the Share Acquisition Rights as follows:

(Newly added.)	(1) Certain parties set forth in the Measures against the Acquisition of a Substantial Shareholding of the Company (“Unqualified Parties”) may not exercise such Share Acquisition Rights.
(2) The Company may acquire Share Acquisition Rights from parties other than Unqualified Parties and issue the Company’s shares in exchange therefor.

     2. The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primarily intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to

     4. The measures against the acquisition of a substantial shareholding of the Company as stipulated in Paragraphs 1 and 3 shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

(Newly added)	Supplementary Provisions 1. The Company shall cause the transfer agent to maintain the register of lost shares of the Company and handle any business relating to the register of lost shares.
(Newly added)	2. This and the preceding provision shall be valid up to and including January 5, 2011, and shall expire as of January 6, 2011.

3.   Dates

Date of the general meeting of shareholders for the amendment of the Articles of Incorporation:	June 26, 2009

Effective date of the amendment of the Articles of Incorporation:	June 26, 2009
- End -

EXHIBIT 2
May 25, 2009
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Considerations and Policies Regarding Minimum Stock Trading Unit Reduction
1.	Considerations relating to Minimum Stock Trading Unit Reduction
     We believe it is important to encourage investors to hold our stock on a long-term and stable basis and to expand our investor base. To achieve this, we recognize that decreasing our minimum stock trading unit is a useful measure to reach out to individual investors.
2.	Policies relating to Minimum Stock Trading Unit Reduction
     We will consider decreasing our minimum stock trading unit with an emphasis on investor value, comprehensively taking into account various factors, such as stock market trends, stock prices, demand and supply, and the costs and benefits of decreasing our minimum stock trading unit.
- End -